Writer’s Direct Number (212) 756-2497	Writer’s E-mail Address james.nicoll@srz.com

November 9, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Allicia Lam

Re:                                Aeroflex Holding Corp.

Registration Statement on Form S-1

Filed April 6, 2010

File No. 333-165920

Dear Ms. Lam:

Please note that simultaneously with our submission of this Letter, Aeroflex Holding Corp. (the “Company”) has filed, via the EDGAR system, Amendment No. 6 (“Amendment No. 6”) to its Registration Statement on Form S-1 (File No. 333-165920), filed on April 6, 2010 (the “S-1 Registration Statement”).  By hand delivery, we will be sending you a blacklined copy of Amendment No. 6, which has been marked to indicate the changes from Amendment No. 5 to the S-1 Registration Statement.  The changes that have been made primarily reflect (i) the insertion of the Registrant’s unaudited financial statements as of and for the three months ended September 30, 2010 and (ii) updates to the S-1 Registration Statement, including with respect to the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, to present business and financial information as of and for the three months ended September 30, 2010, where applicable.

Pursuant to Rule 461 under the Securities Act, we hereby inform you, on behalf of the Registrant and the representatives of the underwriters for the proposed offering, that the Registrant and such representatives may make an oral request that the S-1 Registration Statement, as amended, be declared effective, and we have been authorized by the Registrant and such representatives to represent to you, on their behalf, that they are aware of their obligations under the Securities Act with respect thereto.

Please do not hesitate to contact the undersigned at (212) 756-2497 or Michael R. Littenberg at (212) 756-2524 with any questions or comments regarding any of the foregoing.

Very truly yours,

/s/ James Nicoll

James Nicoll